CEMPRA, INC.

6320 Quadrangle Drive, Suite 360

Chapel Hill, North Carolina 27517

December 23, 2014

Via EDGAR Delivery

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Austin Stephenson

Re:	Cempra, Inc.
Registration Statement on Form S-3
Filed November 19, 2014
File No. 333-200360

Ladies and Gentlemen:

Cempra, Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission take appropriate action to make the Registrant’s Registration Statement on Form S-3 (File No. 333-200360) effective as of 4:00 p.m. Eastern Time, Monday, December 29, 2014, or as soon thereafter as practicable. Please advise our corporate counsel, Alexander M. Donaldson at (919) 781-4000, of any questions.

With respect to the aforementioned registration statement, the Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CEMPRA, INC.

By:	/s/ Prabhavathi Fernandes, Ph.D.
Prabhavathi Fernandes, Ph.D.,
President and Chief Executive Officer